December 17, 2009

Parker Morrill
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549-4628

Re:         Southfield Energy Corporation
Registration Statement on Form S-1
Filed September 21, 2009, as amended on November 2, 2009
File No. 333-162029

Dear Mr. Morrill:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Southfield Energy, Inc. (the “Company”) dated November 23, 2009.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to resolve those outstanding comments in a manner that is acceptable to the Staff.
Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Form S-1

General

1.
Please note that your financial statements will be more than 134 days old as of November 13, 2009. As such, please provide financial statements complying with Rule 8-08 of Regulation S-X and corresponding updated disclosures throughout your next filing on Form S-1.

Company Response
We have revised our disclosure to provide current financial statements and disclosures pursuant to Rule 8-08 of Regulation S-X.

2.	In addition, please update your consents as appropriate.

Company Response
We note the Staff’s comment and have included updated consents in our filing.

3.
We note that in your response to prior comment 33 you state that this offering is not subject to the Trust Indenture Act of 1939 (the “Act”) because it qualifies for exemption under Section 304(a)(9) of the Act. You also have indicated that you do not plan on using or filing an indenture. However, an indenture is one of the conditions for exemption under Section 304(a)(9). We believe that such indenture should include, at a minimum, the usual covenants, events of default, and procedures for enforcement of the security holders’ collective rights. Please review your filing throughout to provide an indenture that meets the requirements of the exemption for which you are attempting to qualify. Under this exemption, an indenture need not be qualified under the Act and you do not need a trustee, but we encourage you to do so.

Company Response
We have included an indenture as an exhibit to our filing that is one of the conditions for an exemption under Section 304(a)(9) of the Trust Indenture Act of 1939; and have made corresponding revisions throughout the prospectus.

Results of Operation, page 33

4.
We note your response to prior comment 8. Please revise your filing to make changes consistent with prior comment 8 for all applicable items in the “Results of Operations” section, including items comparing the years 2008 and 2007.

Company Response
We note the Staff’s comment, have made revisions to our disclosure for all applicable items in the “Results of Operations” section.

Compensation Discussion and Analysis, page 56

5.
We note that two of your executives are currently employed elsewhere. Your discussion states that it is permissible for executives to maintain employment outside of the company. Please provide details about the executives’ division of time between their work for the company and their work elsewhere. Please indicate whether Mr. Roberts has other employment. Explain each executive’s level of involvement with the company and the time requirements of their respective positions.

Company Response
In response to the Staff’s comment, we have revised our disclosure to further discuss executives’ division of time between work for Southfield and work elsewhere. Accordingly, under “Compensation Discussion and Analysis” we have stated that “Each of Mr. Rohde and Mr. Gutowsky spend approximately 30 hours per week working for Southfield. Mr. Roberts does not maintain employment outside of Southfield Energy.”

6.	Please explain each director’s role in setting compensation policies.

Company Response
In response to the Staff’s comment, we have revised our disclosure to explain each director’s role is setting compensation policies. Accordingly, we have stated “The directors of Southfield determine the compensation of its executives by assessing the value of each of its executives and collectively determine what amounts of compensation are required to retain the services of the company’s executives.”

Item 15. Recent Sales of Unregistered Securities, page 63

7.
For each sale of securities made in reliance upon the exemption provided by Section 4(2), please state the facts relied upon to make such exemption available. Please disclose in all instances whether you issued the securities to accredited investors or sophisticated investors with access to information.

Company Response
In response to the Staff’s comment, we have revised our disclosure to state the facts upon which exemptions under Reg. D and Section 4(2) were available.  We issued common stock to one unaccredited investor for services provided as a web developer; and as a result, we are well below the maximum of 35 unaccredited investors allowed by Texas securities law and Reg. D. All other issuances of common stock were made to accredited investors. Our prior debenture offering was a Reg. D 506 offering for which Form D’s have been filed setting out the status of the investors in that offering.

Exhibit Index, page 68

8.	We note your response to prior comment 33. Please file your legal opinion in a timely manner so that we may review it before you request that your registration statement become effective.

Company Response
We have noted the Staff’s comment and have included our legal opinion with this filing.

Statement of Operations, page F-3

9.
We note from the revision you made in response to our prior comment number 13 that you continue to present a measure for gross profit that is exclusive of depreciation, depletion and amortization. Please note that although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross margin excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however, this item must appear before presenting gross margin and be reflected in that metric. Please modify your presentation accordingly.

Company Response
We have added depreciation, depletion, and amortization to cost of sales consistent with SAB Topic 11:B and the Staff’s request. The gross margin is now shown net of these expenses.

10.
We note you revised your presentation of the ‘Impairment of proved reserves’ from non-operating to operating in accordance with paragraph 25 of FAS 144. Based on this revision, you have presented financial statements that differ from those previously filed with the Commission. As such, it appears necessary for you to provide the required disclosures in paragraph 26 of FAS 154. Similar concerns apply to the changes you made in your response to our prior comment numbers 15 and 16.

Company Response
The requested disclosure has been added to the filing.  See footnote 14 of the annual financial statements and footnotes for the applicable additions.

11.	In addition, please have your auditors explain to us how they addressed these error corrections in accordance with paragraph 9 of AS 6 [AU Section 509.11].

Company Response
Pursuant to paragraph 9 of AS 6 [AU Section 509.11], the auditors have addressed the error corrections below:

Paragraph 9 of AS 6 indicates that auditor’s should include an explanatory paragraph for the correction of a “material misstatement” in previously issued financial statements. We did not consider the corrections in question to be material within the framework of SEC Staff Accounting Bulletin No. 99. As referenced in SAB No. 99, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have changed or influenced by the inclusion or correction of the item.” SAB 99 also describes the need to assess the total mix of information both quantitative and qualitative.

Within the framework of SAB 99, we considered both the quantitative and qualitative impact of the corrections made. There were no adjustments that affected assets, liabilities, owner’s equity, or total net loss. The corrections are related to financial statement presentation only. We acknowledge that the re-classes within the income statement do change sub totals therein by material amounts quantitatively. The difference in each subtotal was due to the location of line items within the income statement. The movement of these line items created the difference causing the variance in sub totals with the previously filed S-1. With the framework of SAB 99 in mind, there was no omission or misstatement of any financial line items, as there was no adjustment to any line items presented.

Our position is that the re-classification of these items within the income statement would not have any influence on the judgment of a “reasonable” person. Any reasonable person would note that all pertinent information is available, and it is that person’s right to assimilate that information as they wish. Rather than a restatement of previously issued financial statements, we considered the corrections to be re-classifications within the financial statements.

We acknowledge the SEC’s position on this issue, and concede that while we may not agree that the changes should be considered a restatement due to their immaterial nature, we agree that the corrections help provide a better presentation of the financial statements. Our client has elected to include a restatement footnote in the financial statements based on the guidance provided by the SEC. We have included the necessary explanatory paragraph in our audit opinion as required by AU section 508 in regards to the footnote about restatement of the financial statements.

12.	In order not to imply a greater degree of precision than exists, please revise your presentation of net loss per share throughout the filing to round only to the nearest cent.

Company Response
The requested change has been made in the amended filing rounding the net loss per share to the nearest cent.

Financial Statements for the Fiscal Quarter Ended June 30, 2009

Note 6 – Acquisitions & Capital Investments, page F-25

13.
We do not believe your response to our prior comment number 28 was sufficient to address our initial concerns. Please explain in greater detail why you do not believe your investment in the common stock of Meridian resources is impaired as of June 30, 2009 and September 30, 2009. Refer to SAB Topic 5:M and FSP FAS 115-1/124-1.

Company Response

The primary reason we did not consider the impairment to be permanent as of June 30, 2009 was due to the length of time the securities were impaired. The securities were all acquired between September and October of 2008. The assets were impaired for less than nine months as of the balance sheet dated June 30, 2009. Furthermore, the impairment was not excessive when compared to market indicators. The Nasdaq was valued at $2,274 on September 19, 2008 and $1,294 on March 6, 2009. While the Nasdaq recovered more favorably than the shares we hold in Meridian, our shares have recovered value since the devaluation at the end of 2008. As of June 30, 2009 we had the intent to hold the shares until a full recovery could occur, and did not believe we were in a position to assess the estimated future value of the shares.

Subsequently, time has passed which has given us a better position to assess the nature of the impairment.

We performed an analysis as of September 30, 2009 to determine whether the loss on our investment should be considered temporary or “other than temporary”. Due to the length of time the investment has been below historical cost and due to the current condition of our company, we have determined the loss on the investment to be “other than temporary”. As a result, we have recorded impairment expense to value the securities at their market value on September 30, 2009, and realize the associated loss related to the difference between cost and market on the income statement rather than in other comprehensive income. This is disclosed in footnote 7 of the interim financial statements.

Note 13 – Subsequent Events, page F-27

14.
We note from your disclosure under this heading that the sale of your Aldwell Unit was effective September 1, 2009. Please be advised that the financial statements in a registration statement that are as of a date on or after the date a component has been disposed of will require retrospective reclassification of all prior periods to report the results of that component in discontinued operations in accordance with paragraph 43 of FAS 144.

Company Response
We note the retrospective reporting on prior periods necessary in regards to reporting discontinued operations as disclosed in paragraph 43 of FAS 144. Pursuant to this literature, we have segregated all activities associated with discontinued operations from operating activities in the interim financial statements for all periods presented.

Engineering Comments

Business, page 39

Proved Reserves, page 43

15.
In comment 44 of our October 19, 2009 letter, we asked that you disclose your annual production figures for oil separately from those for gas. Your amendment discloses gas production as energy, in units of MMBTU, instead of volume, in units of MCF. Please modify this disclosure to present your annual gas production volumes in units of MCF of gas.

Company Response
The disclosure has been revised to reflect the gas production for 2007 and 2008 in units of MCF rather than MMBTU.

Our Productive Wells, page 44

16.
In our prior comment 45, we asked that you disclose the developed and undeveloped acreage figures as specified by SEC Industry Guide 2, paragraphs 4 and 5. Please expand the “Producing Wells” table to include also separate figures for your gross productive oil wells, gross productive gas wells, net productive oil wells and net productive gas wells as specified in Guide 2, paragraph 4A.

Company Response
We note the Staff’s comment and have expanded the “Producing Wells” table to include separate figures for gross productive oil wells, gross productive gas wells, net productive oil wells, and net productive gas wells.

Our Developed and Undeveloped Acreage, page 45

17.
The table marked as “Gross and Net, Developed and Undeveloped Wells as of 12/31/2008 (1)” appears to be a typographical error. Please remove it or explain the usefulness of the terms “developed and undeveloped wells”.

Company Response
We note the Staff’s comment and have removed the table.

Our Drilling Activities, page 45

18.
Please include a table for (1) The number of net productive and dry exploratory wells drilled; and (2) The number of net productive and dry development wells drilled for 2007 and 2008 as prescribed by SEC Industry Guide 2, paragraph 6. You may include figures for gross wells drilled as well as separate figures for the Aldwell Unit and the Richard King Field.

Company Response
Pursuant to the Staff’s comment, we have added four tables to the disclosure to reflect the following: Gross and Net, Productive and Dry Exploratory Wells drilled in 2007 and 2008 for each the Aldwell Unit, Richard King Field, and the McManus #2 well; and Gross and Net, Productive and Dry Development Wells drilled in 2007 and 2008 for each the Aldwell Unit, Richard King Field, and the McManus #2 well.

Notes to Financial Statements, page F-7

Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-14

19.	In our prior comment 47, we asked that you comply with FAS 69, paragraphs 11 and 21. Please amend your document to disclose your:

•	Cumulative net capitalized costs per Illustration 1 of FAS 69;

•	Annual costs (whether capitalized or expensed) incurred in acquisition, exploration and development activities for each of the last two years per illustration 2;

•	Net proved reserves and net proved developed reserves per Illustration 4;

Company Response

Bullet #1- We have revised the disclosure to now include Cumulative net capitalized costs, see footnote #13, “Costs incurred” section.

Bullet #2- With the revision related to the first bullet, all requested costs are shown for the respective years requested.

Bullet #3- We have revised the disclosure to disclose the net proved developed reserves in addition to the net developed and undeveloped reserves consistent with Illustration 4 of FAS 69, see footnote #13, “Supplemental reserve information” section.

20.	Please amend your document to explain the revisions to your proved reserves per FAS 69, paragraph 11. Be advised revisions are applied to previously estimated quantities.

Company Response
Our explanations for the revisions made to the previously estimated quantities of proved reserves are as follows:

1.	Proved net gas reserves increased from 175 to 217 MMcf due primarily to the drilling of two additional gas wells on the Mary King Estell lease which more than offset 2008 production.

2.
Proved net oil reserves decreased from 12,558 to 5,960 bbls due primarily to earlier projected production curtailment in the Aldwell Unit caused by more wells becoming uneconomic years sooner.  Oil prices required to be used for projections were 53% lower ($45/bbl versus $96/bbl) for estimating reserves at year end 2008 compared to those used for reserves estimates at the end of 2007.  Using significantly lower oil prices resulted in projected revenues becoming lower than the relatively constant projected costs much sooner.  Another reason for the decrease in reserves estimates is that, based on information available a year later, production was projected to decline over the life of the reserves at an increased rate compared to that of the previous year.

21.	We note the proved reserve purchase in 2007. Please explain to us the acquisition costs in 2007 and 2008 – $190,600 for each year – and amend your document as needed.

Company Response
The figure for 2008 was originally treated as accumulated acquisition costs rather than acquisition costs specific to 2008 acquisitions. With the revision to cumulative net capitalized costs resulting from the commission’s comment #19, the acquisition costs in 2008 have been revised to be zero for 2008.

Standard Measure, page F-15

22.	Please amend your document to disclose future production cost figures separately from future development costs as required by FAS 69, paragraph 30(b).

Company Response
We have amended our document to separate these costs as requested by the Staff. See footnote #13, “Standardized Measure” section.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the Staff.  Comments or questions regarding this letter may be directed to the undersigned.

Sincerely,

/s/ Ben Roberts

Ben Roberts,
Chief Executive Officer